The Vantagepoint Funds

777 N. Capitol Street, NE

Washington, D.C. 20002

April 24, 2015

BY EDGAR

Deborah O’Neal-Johnson

Senior Counsel

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	The Vantagepoint Funds

File Nos. 333-60789 and 811-08941

Dear Ms. O’Neal-Johnson:

On behalf of the above-captioned registrant (the “Fund”), enclosed for your information and review are responses to the comments from the staff of the Securities and Exchange Commission (the “Commission”) you provided to us in a telephone call on April 13, 2015 with Mayer Brown LLP, counsel to the Fund (“Staff Comments”). This correspondence is being filed in electronic format today with the Commission. Our responses are also being incorporated into Post-Effective Amendment No. 54 to the Registration Statement on Form N-1A under the Securities Act of 1933 (File No. 333-60789) and Post-Effective Amendment No. 57 to the Registration Statement under the Investment Company Act of 1940 (File No. 811-08941) (the “Amended Registration Statement”) that is expected to be filed on or about April 28, 2015 with the Commission.

This letter is submitted to respond on a point-by point basis to the Staff Comments. Each of the Staff Comments is set forth below and is followed by the Fund’s response (with page references to the Amended Registration Statement, as applicable). For your ease of reference we have attached copies of the relevant pages from the Amended Registration Statement reflecting the revisions noted.

STAFF COMMENTS FOLLOWED BY FUND RESPONSES

PROSPECTUS

Fixed Income Series of the Fund (“Fixed Income Funds”)

1.	In light of the SEC Division of Investment Management’s Guidance Update No. 2014-01 (Risk Management in Changing Fixed Income Market Conditions), consider reviewing the Fixed Income Funds’ current risk disclosures in light of any additional risks due to recent events in the fixed income markets and the potential impact of tapering quantitative easing and/or rising interest rates.

Ms. O’Neal-Johnson

Securities and Exchange Commission

Response:

As part of the May 1, 2014 amendments to the Fund’s registration statement, additional risk disclosure was added in the “Interest Rate Risk” summary risks within the Fixed Income Funds as well as in the “Interest Rate Risk” entry within the “Additional Information About the Funds’ Risks” section (see pg. 150 of the prospectus) describing additional potential risks in light of the current fixed income markets.

Credit Default Swaps

2.	If a Fund series sells or intends to write credit default swaps, please confirm that the full notional value of the credit default swap will be covered in accordance with Section 18 of the Investment Company Act of 1940 (the “1940 Act”).

Response:

If a Fund series sells or intends to write credit default swap, such Fund series will cover its position in accordance with the 1940 Act, the rules thereunder and applicable interpretative guidance from the Commission or its staff.

Total Return Swaps

3.	If a Fund series invests in total return swaps, please confirm that the Fund series will set aside an appropriate amount of segregated assets in accordance with Investment Company Act Release No. 10666 (April 18, 1979) (the “10666 Release”).

Response:

If a Fund series invests in total return swaps, such Fund series will cover its position by maintaining segregated assets sufficient to satisfy the Fund series’ obligations under these transactions as required by the 10666 Release and Commission staff interpretations thereunder.

Derivatives

4.	The prospectus states that the Fund may utilize derivative instruments. Please consider the staff observations regarding derivatives set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010.

Response:

As requested, we have considered the staff observations regarding derivatives set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure,

Ms. O’Neal-Johnson

Securities and Exchange Commission

to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010 (the “ICI Letter”) and we believe that the Fund’s registration statement disclosure regarding derivatives usage is consistent with the ICI Letter.

Core Bond Index Fund

5.	In light of the Core Bond Index Fund being a passively managed, index fund, consider revising the name of the summary risk titled “Active Trading (Turnover) Risk.”

Response:

The name of the above summary risk has been changed to “Portfolio Turnover Risk.” Please see pg. 42 of the prospectus.

Diversifying Strategies Fund

6.	Please confirm that the Diversifying Strategies Fund will invest no more than 15% of its net assets in illiquid securities.

Response:

In accordance with its Fund policies and limitations as disclosed in the Fund’s statement of additional information (“SAI”), the Diversifying Strategies Fund will not purchase or otherwise acquire any security if, as a result, more than 15% of its net assets would be invested in securities that are illiquid (the “15% Limitation”) (see pg. 41 of the SAI). However, the Diversifying Strategies Fund may invest in certain Rule 144A securities that are deemed liquid (and thus not subject to the 15% Limitation) in accordance with applicable Commission interpretive guidance (e.g., Investment Company Act Release No. 17452 (April 23, 1990)).

Restatement of Fees and Expenses

7.	For series that have a footnote to their Fund Fees & Expenses table stating that fees and expenses have been restated to reflect current fees and expenses, please respond whether fees increased or decreased to result in this restatement.

Response:

The management fees and total annual fund operating expenses for the High Yield Fund and Diversifying Strategies Fund were restated to reflect decreases in their respective subadvisory fees (part of the management fees). The management fees and total annual fund operating expenses for the Inflation Focused Fund were restated to reflect a slight increase in this series’ subadvisory fees.

Ms. O’Neal-Johnson

Securities and Exchange Commission

Lastly, the acquired fund fees and expenses for the Model Portfolio and Milestone Funds were also restated to reflect the above changes in the subadvisory fees of the underlying series in which the Model Portfolio Funds and Milestone Funds invest.

Index Funds Fee Waivers

8.	Please clarify whether the fee waiver disclosed in a footnote to the Annual Fund Operating Expenses table of the Index Funds will be in effect for at least one year from the May 1, 2015 effective date of the Amended Registration Statement.

Response:

Under a fee waiver agreement between Vantagepoint Transfer Agents, LLC (“VTA”) and the Fund, VTA has agreed to waive 0.05% of the current 0.10% annual fee rate for T shares of the Index Funds as set forth in the current Transfer Agency and Administrative Services Agreement between VTA and the Fund. VTA has notified the Fund’s Board of Directors that it expects to continue this fee waiver through April 30, 2016.

Notice to Shareholders of Changes to an Index Fund’s Investment Objective

9.	In light of the fact that changes to an Index Fund’s investment objective do not require shareholder approval (the Index Fund’s investment objectives are non-fundamental), please confirm that such shareholders will be provided advance notice of material changes to an Index Fund’s investment objective.

Response:

Shareholders of the Index Funds will be provided advance notice of material changes to an Index Fund’s investment objective.

The Fund’s Concentration Policies

10.	Please note that, with respect to concentration, the Fund should look through any affiliated funds; and, to the extent the Fund can determine that the underlying fund is concentrated in a particular industry, it should consider those holdings in determining its own concentration. For example, if an underlying fund has a name that requires an 80% test in a particular industry, the Fund should consider at least 80% of its investment in that fund will be in that industry; or an underlying fund that has a concentration policy requiring it to invest 25% in an industry, the Fund should consider that 25% of its assets in that fund would be in the industry.

Ms. O’Neal-Johnson

Securities and Exchange Commission

Response:

Currently, the Model Portfolio Funds and Milestone Funds are the only Fund series that invest in the underlying series of the Fund. The Model Portfolio Funds and Milestone Funds do not invest more than 25% of their net assets in a single industry except to the extent that an underlying series of a Model Portfolio Fund or Milestone Fund concentrates in a single industry. None of the underlying series of the Model Portfolio Funds and Milestone Funds are permitted to invest more than 25% of their net assets in a single industry, except for the Index Funds to the extent such industry concentration is a component of an Index Fund’s benchmark.

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Any questions regarding the above responses or the Amended Registration Statement should be directed to Amy Ward Pershkow at (202) 263-3336. You may also contact me at (202) 962-3491.

Thank you for your attention to this filing.

Very truly yours,

/s/ Christopher Chase
Christopher Chase
Assistant Secretary of The Vantagepoint Funds